Exhibit 4.20

(Summary Translation)

Loan Agreement with China Construction Bank, Wanzhou Branch

Date of the Agreement	March 15, 2018

Borrower (Party A)	Chongqing Daqo New Energy Co., Ltd.

Lender (Party B)	China Construction Bank, Wanzhou Branch

Use of loan	Working capital for purchase of raw materials and payment of employees’ compensations

Amount	RMB70 million

Term of loan	1 year, from March 15, 2018 to March 14, 2019

Interest rate	Calculated as China Construction Bank’s one-year loan prime rate as of the day immediately before Party A’s receipt of the first drawdown of loan, plus 0.137%. This interest rate will not change during the term of loan.

Penalty rate

In the event that Party A does not apply the loan according to the Agreement, the penalty rate shall be 100% over the interest rate.

In the event of late repayment, the penalty rate shall be 50% over the interest rate.

Upon the concurrence of late repayment and misuse of the loan, the penalty rate shall be the higher rate of the two rates stated above.

Party A’s covenants

Party A shall:

(1) provide information about its financial conditions and results of business operations to Party B upon Party B’s request, including its quarterly balance sheets, quarterly profit and loss statements and annual cash flow statements, ensure the legality, truthfulness, completeness, accuracy and effectiveness of such information, and undertake not to provide false information or conceal material operational or financial facts;

(2) notify Party B in writing within three business days following any event materially and adversely affecting Party A’s solvency or other similar events adversely affecting Party B’s right as creditor, or any change to the registration of name, legal representative, residence, scope of operations, registered capital and Party A’s articles of association and other matters;

(3) use the loan as stipulated in this Agreement and shall not misappropriate or misuse the loan, use the loan for any transaction in contravention of law or regulation, use the loan to invest in fixed assets or equity investments or any production or operation prohibited by the government, or use the loan to replace any existing loans borrowed for investment in fixed assets or equity investments;

(4) accept any reasonable request for inspection and supervision from Party B relating to Party A’s business operation and financial activities, and the use and repayment of the loan under this Agreement;

(5) comply with the relevant environmental protection regulations when Party A uses the loan to finance manufacturing activities;

(6) not use the loan or collateral under this Agreement to secure third party’s indebtedness;

(7) report to Party B in a timely manner any related party transaction involving over 10% of Party A’s net assets, if Party A is a group client, including the relationship among the parties to the transaction, nature, subject, amount of the transaction, and pricing policy;

(8) notify Party B of and obtain Party B’s prior written consent to any merger, spinoff, share equity transfer, outbound investment, material increase in debt financing and other material matters

Party B’s rights

Party B is entitled to participate in Party A’s material financing, assets sales, merger, spinoff, restructuring or bankruptcy in order to protect its creditor’s rights. Such participation rights include that:

(1) Party A shall seek written consent from Party B if any of the above events occurs; and

(2) Party B shall arrange for Party A’s material financing.

Breach

In the event that Party B deems that its rights may be jeopardized upon the occurrence of a takeover, receivership, lease, restructuring, decrease of share capital, investment, joint venture, merger, acquisition, reorganization, spinoff, share transfer, substantial increase of debt financing, suspension of business, dissolution, cancellation, bankruptcy, change of or material asset transfer by controlling shareholder or controlling person, suspension, termination, material penalty, deregistration, delicensing or material litigation, material difficulty or deterioration in financial condition, credit downgrade involving Party A, or Party A’s legal representative or major person-in-charge’s failure to perform their duties, Party B may take the following actions:

(1) cease to extend the loan;

(2) demand additional conditions precedent for extending and funding of the loan;

(3) change the method of repayment of the loan in accordance with this Agreement;

(4) demand acceleration of the loan and require Party A to repay all due and outstanding principal, interest and expenses hereunder;

(5) if Party A fails to use the loan as agreed in this Agreement, Party B is entitled to request Party A to pay a penalty equal to 100% of the loan amount not used as agreed and refuse to fund any outstanding loan amount; and

(6) other remedial measures.

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